FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

Excellon Resources Inc. ("**Excellon**")
10 King Street East, Suite 200
Toronto, Ontario, M5C 1C3

ITEM 2. DATE OF MATERIAL CHANGE

April 23, 2020

ITEM 3. NEWS RELEASE

A joint news release was disseminated by Excellon and Otis Gold Corp. ("**Otis**") through CNW Newswire, and was subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR) under Excellon's issuer profile on April 23, 2020.

ITEM 4. SUMMARY OF MATERIAL CHANGE

On April 23, 2020, Excellon and Otis completed their previously-announced business combination, pursuant to which, among other things, Excellon acquired all of the issued and outstanding Otis Shares (as defined here) by way of a statutory plan of arrangement under the provisions of the *Business Corporations Act* (British Columbia) (the "**Arrangement**"). The Arrangement became effective at 12:01 a.m. (Vancouver time) on April 23, 2020, resulting in Otis becoming a wholly-owned subsidiary of Excellon.

ITEM 5.1 FULL DESCRIPTION OF MATERIAL CHANGE

On April 23, 2020, Excellon and Otis completed their previously-announced business combination, pursuant to which, among other things, Excellon acquired all of the issued and outstanding Otis Shares by way of a statutory plan of arrangement under the provisions of the *Business Corporations Act* (British Columbia). The Arrangement became effective at 12:01 a.m. (Vancouver time) on April 23, 2020, resulting in Otis becoming a wholly-owned subsidiary of Excellon.

Under the terms of the Arrangement, each former shareholder of Otis is entitled to receive 0.23 of a common share of Excellon (each whole share, an "**Excellon Share**") in exchange for each common share of Otis (each whole share, an "**Otis Share**") held immediately prior to the effective time of the Arrangement. Further, under the Arrangement, (i) all of the outstanding options to acquire Otis Shares prior to the effective time of the Arrangement were exchanged for options to acquire Excellon Shares, as adjusted in accordance with the plan of arrangement, and (ii) holders of warrants to acquire Otis Shares outstanding immediately prior to the effective time of the Arrangement will be entitled to receive, *in lieu* of Otis Shares, 0.23 of an Excellon Share for each warrant exercised.

The Otis Shares were delisted from the TSX Venture Exchange on April 24, 2020, and Otis intends to submit an application to the applicable securities regulators to cease to be a reporting issuer and to terminate its public reporting obligations.

ITEM 5.2 DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

Not applicable.

ITEM 8. EXECUTIVE OFFICER

Contact: Brendan Cahill
Telephone: (416) 364-1130

ITEM 9. DATE OF REPORT

This report is dated May 4, 2020.